UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)*

CATALYST BANCORP, INC.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

14888L 10 1
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

_________________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 14888L 10 1	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Catalyst Bancorp, Inc. Employee Stock Ownership Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 375,590
	6.	SHARED VOTING POWER 45,265
	7.	SOLE DISPOSITIVE POWER 375,590
	8.	SHARED DISPOSITIVE POWER 45,265
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,855
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ◻ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.84%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP NO. 14888L 10 1	13G/A	Page 3 of 6 Pages

Item 1(a).Name of Issuer:

Catalyst Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

235 N. Court Street

Opelousas, Louisiana 70570

Item 2(a).    Name of Person Filing:

Catalyst Bancorp, Inc. Employee Stock Ownership Plan (“Plan”)

Item 2(b).    Address of Principal Business Office or, if None, Residence:

Catalyst Bank

235 N. Court Street

Opelousas, Louisiana 70570

Item 2(c).    Citizenship:

Louisiana

Item 2(d).    Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

14888L 10 1

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(f)  ☒    An employee benefit plan or endowment fund in accordance with

Rule § 240.13d-1(b)(1)(ii)(F).

CUSIP NO. 14888L 10 1	13G/A	Page 4 of 6 Pages

Item 4.Ownership.

(a)	Amount beneficially owned:

420,855

(b)	Percent of class: 8.84% (based on 4,761,326 shares issued and outstanding as of December 31, 2023)
(c)	Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: 375,590

(ii)Shared power to vote or to direct the vote : 45,265

(iii)Sole power to dispose or to direct the disposition of: 375,590

(iv)Shared power to dispose or to direct the disposition of: 45,265

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person’s assets are held in trust by trustee, Jutta A. Codori ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan, as of December 31, 2023. As of December 31, 2023, 45,265 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 375,590 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustee, who has shared voting power over the allocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee for or against proposals to shareholders in the same proportion as the shares of Common Stock which have been allocated to the accounts of individual participants and beneficiaries are actually voted thereby, subject in each case to the fiduciary duties of the Plan Trustee and applicable law.

Item 5.Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

CUSIP NO. 74732T 10 6	13G/A	Page 5 of 6 Pages

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Dividends paid, if any, on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, would be added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 14888L 10 1	13G/A	Page 6 of 6 Pages

Item 10.Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustee is the beneficial owner of any securities covered by this report, and the Plan Trustee expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual account of the Plan Trustee, as applicable, over which the Plan Trustee has voting power.

CATALYST BANCORP, INC. EMPLOYEE
STOCK OWNERSHIP PLAN

February 14, 2024	By:	/s/ Jutta A. Codori
Jutta A. Codori, Trustee